SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No.6)*

                           Commercial Metals Company
                                (Name of Issuer)

                         Common Stock, Par Value $0.01
                         (Title of Class of Securities)

                                   201723103
                                 (CUSIP Number)

                             Keith Schaitkin, Esq.
                                General Counsel
                                Icahn Capital LP
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4300

          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                December 6, 2011
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

Item 1. Security and Issuer

     This statement constitutes Amendment No. 6 to the Schedule 13D relating to the Common Stock, par value $0.01 (the "Shares"), issued by Commercial Metals Company (the "Issuer"), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission on July 28, 2011, as amended by Amendment No. 1 filed with the Securities and Exchange Commission on September 1, 2011, Amendment No. 2 filed with Securities and Exchange Commission on October 19, 2011, Amendment No. 3 filed with the Securities and Exchange Commission on November 28, 2011, Amendment No. 4 filed with the Securities and Exchange Commission on November 28, 2011 and Amendment No. 5 filed with the Securities and Exchange Commission on December 2, 2011 (together, the "Schedule 13D"), on behalf of the Reporting Persons (as defined in the Schedule 13D), to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the
Schedule 13D.

Item 4. Purpose of Transaction.

     Item 4 of the Schedule 13D is hereby amended by the addition of the following:

     On December 6, 2011, the Reporting Persons issued a press release stating that Icahn Enterprises Holdings LP intends to initiate a tender offer for outstanding shares of common stock of the Issuer at $15 per share without any financing or due diligence conditions. The press release is incorporated herein and attached hereto as Exhibit 1.

Item 7. Material to be Filed as Exhibits.

     Exhibit 1     Press Release, dated December 6, 2011

                                   SIGNATURE

     After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  December  6,  2011


ICAHN  PARTNERS  MASTER  FUND  LP
ICAHN  PARTNERS  MASTER  FUND  II  LP
ICAHN  PARTNERS  MASTER  FUND  III  LP
ICAHN  OFFSHORE  LP
ICAHN  PARTNERS  LP
ICAHN  ONSHORE  LP
BECKTON  CORP.
HOPPER  INVESTMENTS  LLC
BARBERRY  CORP.
HIGH  RIVER  LIMITED  PARTNERSHIP
     By:  Hopper  Investments  LLC,  general  partner


     By:  /s/  Edward  E.  Mattner
          ------------------------
          Name:  Edward  E.  Mattner
          Title:  Authorized  Signatory


ICAHN  CAPITAL  LP
     By:  IPH  GP  LLC,  its  general  partner
     By:  Icahn  Enterprises  Holdings  L.P.,  its  sole  member
By:  Icahn  Enterprises  G.P.  Inc.,  its  general  partner
IPH  GP  LLC
     By:  Icahn  Enterprises  Holdings  L.P.,  its  sole  member
By: Icahn Enterprises G.P. Inc., its general partner ICAHN ENTERPRISES HOLDINGS L.P.
     By: Icahn Enterprises G.P. Inc., its general partner ICAHN ENTERPRISES G.P. INC.


By:  /s/ Dominick  Ragone
     --------------------
     Name:  Dominick  Ragone
     Title:  Chief  Financial  Officer

/s/  Carl  C.  Icahn
--------------------
CARL  C.  ICAHN





  [Signature Page of Schedule 13D Amendment No. 6 - Commercial Metals Company]

                                                                       Exhibit 1
                                                                       ---------

                              ICAHN ENTERPRISES LP

FOR IMMEDIATE RELEASE

 ICAHN ENTERPRISES HOLDINGS LP TO MAKE TENDER OFFER FOR ALL OF THE OUTSTANDING
                                     SHARES
                 OF COMMERCIAL METALS COMPANY AT $15 PER SHARE

CONTACT:  SUSAN  GORDON  (212)  702-4309

NEW YORK, NEW YORK, DECEMBER 6, 2011 - Carl C. Icahn today announced that Icahn Enterprises Holdings LP (a subsidiary of Icahn Enterprises LP (NYSE: IEP)), intends to initiate a tender offer for all of the outstanding shares of common stock of Commercial Metals Company (the "Company") at $15 per share.

Closing of the tender offer will not be subject to any due diligence or financing conditions, but will be subject to the redemption by the Company's Board of Directors of the recently adopted "poison pill" and waiver by the Board of Directors of Section 203 of the Delaware General Corporation Law, as well as other customary conditions. The tender offer will be subject to there being validly tendered and not withdrawn at least 40.1% of the issued and outstanding shares of the Company. That number of shares, when added to the shares already owned by the offeror and its affiliates, represents a majority of the issued and outstanding shares of the Company on a fully diluted basis. The tender offer will include withdrawal rights so that a tendering shareholder can freely withdraw any shares prior to the acceptance of such shares for payment under the tender offer.

Mr. Icahn stated that: "It is disappointing that this Board and management team rejected our all cash offer to buy Commercial Metals at $15 per share. I believe it was incumbent on the Board, and that the Board's fiduciary duties required it, to allow shareholders to decide whether they wished to sell their Company. Our tender offer will be directed to shareholders and will require shareholder action. After attempting to work with the Board, we are launching this tender offer so that shareholders can decide for themselves what they wish to do with their company."

We urge you to tender your shares. We have tried and failed to reason with the Board and management, and now it is incumbent upon you to voice your view and urge the Board to respond to shareholder demands. A strong tender offer response will send an unmistakable message to the Board that they need to redeem the poison pill and waive Section 203 so that the tender offer can close and shareholders can be paid immediately. All tendered shares will have withdrawal rights so that a tendering shareholder can freely withdraw any shares previously tendered prior to the acceptance of such shares for payment under the tender offer.

The tender offer price represents a premium of 31% over the stock's closing price on November 25, 2011 (the trading day immediately prior to our previously announced offer to acquire the Company), which was $11.45, and a premium of 72.6% from its low this year on October 3, 2011, which was $8.60. If a majority of shareholders accept our tender offer (including shares already owned by the offeror and its affiliates), we do not believe that even this Board will stand in the way of allowing a majority of its shareholders from accepting this premium if they wish to do so. However, if the Board, even after hearing from a majority of shareholders, fails to lift the poison pill and waive Section 203, we will leave the tender offer open and seek a court order compelling the Board to redeem the poison pill and waive Section 203 so that the shareholders can receive their money.

We hope that even this Board will not decide to waste time and money fighting the will of shareholders in a courtroom battle. But, if they choose to do so, please know that we will fight this case all the way to the Delaware Supreme Court, and it is our belief, that we will prevail on the merits and that the court would order the Board to redeem the pill and waive Section 203 so that the shareholders can be paid. Obviously, the greater the amount tendered, the stronger our case will be.

Commercial Metals has consistently been at odds with good corporate governance standards. Examples of the lack of good corporate governance that are blatantly hostile to shareholders abound and include: (i) the retention of a staggered board, (ii) the adoption of a poison pill without shareholder approval and at the extremely low trigger of 10%, and (iii) the refusal by the Board to allow shareholders to vote on whether our offer was sufficient.

In addition, the 2011 ISS Proxy Advisory Services Report for Commercial Metals highlights numerous other areas of "High Concern". ISS also noted that Commercial Metals sustained poor total shareholder return performance as determined by ISS' standards. As a result of the Company's poor performance, it is extremely important to send a clear message to the Board and management by tendering your shares.


ABOUT ICAHN ENTERPRISES L.P.

Icahn Enterprises L.P. (NYSE: IEP), a master limited partnership, is a diversified holding company engaged in eight primary business segments:
Investment, Automotive, Gaming, Railcar, Food Packaging, Metals, Real Estate and Home Fashion.

CAUTION  CONCERNING  FORWARD-LOOKING  STATEMENTS

Results for any interim period are not necessarily indicative of results for any full fiscal period. This release contains certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, many of which are beyond our ability to control or predict. Forward-looking statements may be identified by words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," "will" or words of similar meaning and include, but are not limited to, statements about the expected future business and financial performance of Icahn Enterprises L.P. and its subsidiaries. Among these risks and uncertainties are risks related to economic downturns, substantial competition and rising operating costs; risks related to our investment activities, including the nature of the investments made by the private funds in which we invest, losses in the private funds and loss of key employees; risks related to our automotive activities, including exposure to adverse conditions in the automotive industry, and risks related to operations in foreign countries; risk related to our gaming operations, including reductions in discretionary spending due to a downturn in the local, regional or national economy, intense competition in the gaming industry from present and emerging internet online markets and extensive regulation; risks related to our railcar activities, including reliance upon a small number of customers that represent a large percentage of revenues and backlog, the health of and prospects for the overall railcar industry and the cyclical nature of the railcar manufacturing business; risks related to our food packaging activities, including competition from better capitalized competitors, inability of its suppliers to timely deliver raw materials, and the failure to effectively respond to industry changes in casings technology; risks related to our scrap metals activities, including potential environmental exposure; risks related to our real estate activities, including the extent of any tenant bankruptcies and insolvencies; risks related to our home fashion operations, including changes in the availability and price of raw materials, and changes in transportation costs and delivery times; and other risks and uncertainties detailed from time to time in our filings with the Securities and Exchange Commission. Past performance in our Investment segment is not necessarily indicative of future performance. We undertake no obligation to publicly update or review any forward-looking information, whether as a result of new information, future developments or otherwise.


NOTICE  TO  INVESTORS

ICAHN ENTERPRISES HOLDINGS LP HAS NOT YET COMMENCED THE TENDER OFFER REFERRED TO IN THIS PRESS RELEASE. UPON THE COMMENCEMENT OF ANY TENDER OFFER, ICAHN ENTERPRISES HOLDINGS LP OR ONE OF ITS SUBSIDIARIES WILL FILE A TENDER OFFER STATEMENT WITH THE SECURITIES AND EXCHANGE COMMISSION. THOSE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER AND SHOULD BE READ BY SECURITY HOLDERS. IF THE TENDER OFFER IS COMMENCED, SECURITY HOLDERS WILL BE ABLE TO OBTAIN AT NO CHARGE (I) THE TENDER OFFER STATEMENT AND OTHER DOCUMENTS WHEN THEY BECOME AVAILABLE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE AT HTTP://WWW.SEC.GOV, AND (II) THE OFFER TO PURCHASE AND ALL RELATED DOCUMENTS FROM THE OFFERORS.

SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE SOLICITATION OF PROXIES BY CARL C. ICAHN, JAMES UNGER, STEVE MONGILLO, GEORGE HEBARD, HIGH RIVER LIMITED PARTNERSHIP, HOPPER INVESTMENTS LLC, BARBERRY CORP., ICAHN PARTNERS LP, ICAHN PARTNERS MASTER FUND LP, ICAHN PARTNERS MASTER FUND II L.P., ICAHN PARTNERS MASTER FUND III L.P., ICAHN ENTERPRISES G.P. INC., ICAHN ENTERPRISES HOLDINGS L.P., IPH GP LLC, ICAHN CAPITAL L.P., ICAHN ONSHORE LP, ICAHN OFFSHORE LP, BECKTON CORP. AND CERTAIN OF THEIR RESPECTIVE AFFILIATES FROM THE STOCKHOLDERS OF COMMERCIAL METALS COMPANY FOR USE AT ITS 2012 ANNUAL MEETING WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING INFORMATION RELATING TO THE PARTICIPANTS IN SUCH PROXY SOLICITATION. WHEN COMPLETED, A DEFINITIVE PROXY STATEMENT AND A FORM OF PROXY WILL BE MAILED TO STOCKHOLDERS OF COMMERCIAL METALS COMPANY AND WILL ALSO BE AVAILABLE AT NO CHARGE AT THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE AT HTTP://WWW.SEC.GOV. INFORMATION RELATING TO THE PARTICIPANTS IN A POTENTIAL PROXY SOLICITATION IS CONTAINED IN EXHIBIT 2 TO THE SCHEDULE 14A FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 19, 2011.